Banco Itau Holding Financeira S.A.

CNPJ. 60.872.504/0001-23      A Publicly Listed Company        NIRE. 35300010230


                        MEETING OF THE BOARD OF DIRECTORS
                               OF NOVEMBER 8 2004


         The Board of Directors of BANCO ITAU HOLDING FINANCEIRA S.A. on November 8 2004, at 2.30 p.m., met at its head office, under the chairmanship of Dr. Olavo Egydio Setubal, the legal quorum being present, for the purpose of: a) analyzing the financial statements for the third quarter of 2004, following the favorable opinion given by the Fiscal Council, pursuant to article 163, VI, of Law 6.404/76; b) ratifying the findings of the Audit Committee for the period.

         Beginning the meeting's proceedings, the President Dr. Roberto Egydio Setubal spoke at length with respect to the financial statements for the third quarter ending September 30 2004.

         After analysis of the said documentation, the Directors unanimously approved the financial statements for the third quarter of 2004, authorizing its disclosure, through their publication and release to the Brazilian Securities and Exchange Commission (Comissao de Valores Mobiliarios), the Sao Paulo Stock Exchange (BOVESPA - Bolsa de Valores de Sao Paulo), the NYSE - New York Stock Exchange (EUA) and the Buenos Aires Stock Exchange (BCBA - Bolsa de Comercio de Buenos Aires).

         Subsequently, the Director, Dr. Carlos da Camara Pestana, in his position as President of Banco Itau Holding's Audit Committee, made a presentation of the work of the Committee and the principal events that have impacted its activities during the third quarter 2004.

         There being no others items on the agenda, the Chairman determined that the minutes be duly transcribed and these, having been read and approved, were signed by all present and the meeting accordingly declared closed. Sao Paulo-SP, November 8 2004. (signed) Olavo Egydio Setubal - Chairman; Jose Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal - Vice-Chairmen; Alcides Lopes Tapias, Carlos da Camara Pestana, Fernao Carlos Botelho Bracher, Henri Penchas, Jose Vilarasau Salat, Persio Arida, Roberto Teixeira da Costa, Sergio Silva de Freitas and Tereza Cristina Grossi Togni - - Directors.



                             ALFREDO EGYDIO SETUBAL
                           Investor Relations Officer